SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

IDAHO POWER COMPANY

(Name of Issuer)

7.68% Series, Serial Preferred Stock

(Title of Class of Securities)

451380307 (CUSIP Number)

December 21, 1998**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

** The shares of Idaho Power Company reported as owned by this Schedule 13G are directly owned by two subsidiaries of General Re Corporation, which was acquired by Berkshire Hathaway Inc. on December 21, 1998. Inadvertently, these shares, which were acquired prior to Berkshire Hathaway’s acquisition of General Re Corporation by two subsidiaries of General Re Corporation on four separate occasions during the period between March 1, 1993 and July 16, 1997, were never included on a Schedule 13G by General Re Corporation, nor were they reported by Berkshire Hathaway upon its acquisition of General Re Corporation.

CUSIP No. 451380307	13G	Page 2 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Warren E. Buffett

2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power NONE 6 Shared Voting Power 22,405 7 Sole Dispositive Power NONE 8 Shared Dispositive Power 22,405

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,405

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable.	☐

11	Percent of Class Represented by Amount in Row 9 14.9%

12	Type of Reporting Person* IN, HC

CUSIP No. 451380307	13G	Page 3 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Berkshire Hathaway Inc.

2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power NONE 6 Shared Voting Power 22,405 7 Sole Dispositive Power NONE 8 Shared Dispositive Power 22,405

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,405

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable.	☐

11	Percent of Class Represented by Amount in Row 9 14.9%

12	Type of Reporting Person* HC, CO

CUSIP No. 451380307	13G	Page 4 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person General Re Corporation

2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power NONE 6 Shared Voting Power 22,405 7 Sole Dispositive Power NONE 8 Shared Dispositive Power 22,405

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,405

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable.	☐

11	Percent of Class Represented by Amount in Row 9 14.9%

12	Type of Reporting Person* HC, CO

CUSIP No. 451380307	13G	Page 5 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person General Reinsurance Corporation

2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power NONE 6 Shared Voting Power 290 7 Sole Dispositive Power NONE 8 Shared Dispositive Power 290

9	Aggregate Amount Beneficially Owned by Each Reporting Person 290

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable.	☐

11	Percent of Class Represented by Amount in Row 9 0.2%

12	Type of Reporting Person* IC, CO

CUSIP No. 451380307	13G	Page 6 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person National Re Corporation

2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power NONE 6 Shared Voting Power 22,115 7 Sole Dispositive Power NONE 8 Shared Dispositive Power 22,115

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,115

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable.	☐

11	Percent of Class Represented by Amount in Row 9 14.7%

12	Type of Reporting Person* HC, CO

CUSIP No. 451380307	13G	Page 7 of 10 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person National Reinsurance Corporation

2.	Check the Appropriate Box if a Member of a Group * (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 22,115 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 22,115

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,115

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not applicable

11.	Percent of Class Represented by Amount in Row (9) 14.7%

12.	Type of Reporting Person* IC, CO

Page 8 of 10 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

IDAHO POWER COMPANY

	(b)	Address of Issuer’s Principal Executive Offices

1221 W. Idaho Street, Boise, Idaho 83702

Item 2(a).		Name of Person Filing:
Item 2(b).		Address of Principal Business Office:
Item 2(c).		Citizenship:

Warren E. Buffett 1440 Kiewit Plaza Omaha, Nebraska 68131 United States Citizen

Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware corporation

General Re Corporation 695 East Main Street Stamford, Connecticut 06904 Delaware corporation

General Reinsurance Corporation 695 East Main Street Stamford, Connecticut 06904 Delaware corporation

National Re Corporation 695 East Main Street Stamford, Connecticut 06904 Delaware corporation

National Reinsurance Corporation 695 East Main Street Stamford, Connecticut 06904 Delaware corporation

	(d)	Title of Class of Securities

7.68% Series, Serial Preferred Stock

	(e)	CUSIP Number

451380307

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., General Re Corporation and National Re Corporation are each a Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7).

General Reinsurance Corporation and National Reinsurance Corporation are each an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a Group in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

Page 9 of 10 Pages

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See the Cover Pages for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004	/s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 13, 2004	/s/ Warren E. Buffett
	By:	Warren E. Buffett
	Title:	Chairman of the Board

General Re Corporation

Dated: February 13, 2004	/s/ William Gasdaska
	By:	William Gasdaska
	Title:	Senior Vice President and CFO

General Reinsurance Corporation

Dated: February 13, 2004	/s/ William Gasdaska
	By:	William Gasdaska
	Title:	Senior Vice President and CFO

National Re Corporation

Dated: February 13, 2004	/s/ Richard G. McCarty
	By:	Richard G. McCarty
	Title:	Assistant Secretary

National Reinsurance Corporation

Dated: February 13, 2004	/s/ Timothy T. McCaffrey
	By:	Timothy T. McCaffrey
	Title:	Secretary

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

General Re Corporation

National Re Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

General Reinsurance Corporation

National Reinsurance Corporation

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of 7.68% Series, Serial Preferred Stock of Idaho Power Company

Dated: February 13, 2004	/s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 13, 2004	/s/ Warren E. Buffett
	By:	Warren E. Buffett
	Title:	Chairman of the Board
General Re Corporation

Dated: February 13, 2004	/s/ William Gasdaska
	By:	William Gasdaska
	Title:	Senior Vice President and CFO
General Reinsurance Corporation

Dated: February 13, 2004	/s/ William Gasdaska
	By:	William Gasdaska
	Title:	Senior Vice President and CFO
National Re Corporation

Dated: February 13, 2004	/s/ Richard G. McCarty
	By:	Richard G. McCarty
	Title:	Assistant Secretary
National Reinsurance Corporation

Dated: February 13, 2004	/s/ Timothy T. McCaffrey
	By:	Timothy T. McCaffrey
	Title:	Secretary